Television Broadcasts Limited
電視廣播有限公司

26 March 2008

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

[redacted]

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sir,

TELEVISION BROADCASTS LIMITED -
ANNOUNCEMENT OF 2007 ANNUAL RESULTS,
DIVIDEND DECLARATION AND CLOSURE OF BOOKS

Enclosed please find a copy of the captioned announcement which has been published on The Stock Exchange of Hong Kong Limited and our corporate websites on 26 March 2008 for your records.

Yours faithfully,

Adrian Mak
Company Secretary

Encl.

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 0511

ANNOUNCEMENT OF 2007 ANNUAL RESULTS

HIGHLIGHTS

- Turnover increased from HK$4,201 million to HK$4,326 million, an increase of 3%.
- Cost of sales decreased from HK$1,778 million to HK$1,764 million, a reduction of 1%.
- Gross profit percentage improved from 58% to 59%.
- Profit before income tax increased from HK$1,436 million to HK$1,550 million, an increase of 8%, which included a one-off gain of HK$140 million on disposal of 20% equity interests in an associate, TVB Pay Vision Holdings Limited and an impairment loss of HK$135 million on trade receivables due from it.
- Profit attributable to equity holders increased from HK$1,189 million to HK$1,264 million, and earnings per share increased from HK$2.71 to HK$2.89, an increase of 7%.
- Final dividend was recommended at HK$1.50 (2006: HK$1.45) per share making a total dividend of HK$1.80 (2006: HK$1.70) per share for the year, an increase of 6%.

The Directors of Television Broadcasts Limited (the "Company" or "TVB") are pleased to announce the consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 as follows:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	Note	**2007** *HK$'000*	2006 *HK$'000*
Turnover	2	**4,325,809**	4,201,186
Cost of sales		**(1,763,971)**	(1,778,433)
Gross profit		**2,561,838**	2,422,753
Other revenues	2	**103,960**	73,896
Selling, distribution and transmission costs		**(453,001)**	(451,064)
General and administrative expenses		**(569,801)**	(504,427)
Other operating income		**26,529**	57,670
Gain on disposal of equity interests in an associate	3(b)	**140,000**	–
Impairment loss of trade receivables from an associate	3(a)	**(135,000)**	–
Finance costs	5	**–**	(98)
Share of losses of associates		**(124,982)**	(163,109)
Profit before income tax	4	**1,549,543**	1,435,621
Income tax expense	6	**(284,322)**	(247,181)
Profit for the year		**1,265,221**	1,188,440
Attributable to:			
Equity holders of the Company		**1,263,684**	1,188,597
Minority interest		**1,537**	(157)
		1,265,221	1,188,440
Earnings per share (basic and diluted) for profit attributable to the equity holders of the Company during the year	7	**HK$2.89**	HK$2.71
Dividends	8	**788,400**	744,600

CONSOLIDATED BALANCE SHEET

As at 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**1,721,921**	1,731,207
Leasehold land		**185,775**	183,848
Intangible assets		**163,034**	162,184
Interests in associates	9	**84,951**	150,213
Available-for-sale financial assets		**3**	3
Loan to investee company		**3,190**	6,666
Deferred income tax assets		**10,725**	25,121
Prepayment	10	**62,482**	–
		2,232,081	2,259,242
Current assets			
Programmes, film rights and movies		**460,720**	442,319
Stocks		**9,482**	14,439
Trade and other receivables, prepayments and deposits	10	**1,405,703**	1,372,347
Tax recoverable		**443**	1,450
Pledged bank deposits		**1,692**	239
Bank deposits maturing after three months		**131,683**	38,026
Cash and cash equivalents		**2,008,895**	1,559,079
		4,018,618	3,427,899
Total assets		**6,250,699**	5,687,141
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**21,900**	21,900
Other reserves		**685,832**	669,823
Retained earnings			
– Proposed final dividend	8	**657,000**	635,100
– Others		**3,979,253**	3,518,325
		5,343,985	4,845,148
Minority interest		**24,765**	23,199
Total equity		**5,368,750**	4,868,347

CONSOLIDATED BALANCE SHEET *(continued)*

As at 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**126,112**	126,443
Retirement benefit obligations		**14,637**	16,515
		140,749	142,958
Current liabilities			
Trade and other payables and accruals	11	**668,365**	593,994
Current income tax liabilities		**72,835**	81,842
		741,200	675,836
Total liabilities		**881,949**	818,794
Total equity and liabilities		**6,250,699**	5,687,141
Net current assets		**3,277,418**	2,752,063
Total assets less current liabilities		**5,509,499**	5,011,305

Notes:

1. Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, except that the financial assets are stated at their fair values.

Adoption of new/revised HKFRS effective 1 January 2007

The following new/revised HKFRS are mandatory for financial year ended 31 December 2007. The Group adopted those which are relevant to its operations.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

The new/revised HKFRS above do not have material financial impact to the Group other than the disclosure impact on the consolidated financial statements for the year ended 31 December 2007.

2. Turnover and other revenues

The Group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from video tape and disc rentals, provision of contents to mobile devices, website portal, sale of magazines, programmes/commercial production income, management fee income, facility rental income and other service fee income.

Other revenues comprise mainly interest income and other rental income.

2. Turnover and other revenues *(continued)*

The amount of each significant category of revenue recognised during the year is as follows:

	2007 *HK$'000*	2006 *HK$'000*
Turnover		
Advertising income, net of agency deductions	**2,691,325**	2,681,120
Licensing income	**824,692**	815,500
Subscription income	**454,497**	422,625
Others	**405,785**	328,441
	4,376,299	4,247,686
Less: Withholding tax	**(50,490)**	(46,500)
	4,325,809	4,201,186
Other revenues		
Interest income	**89,165**	58,080
Others	**14,795**	15,816
	103,960	73,896
	4,429,769	4,275,082

3. Segment information

An analysis of the Group's turnover and results for the year by business segments is as follows:

	2007						
	Terrestrial television broadcasting *HK$'000*	Programme licensing and distribution *HK$'000*	Overseas satellite pay TV operations *HK$'000*	Channel operations *HK$'000*	Other activities *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover							
External sales	2,365,857	635,499	280,752	947,777	95,924	-	4,325,809
Inter-segment sales	7,405	107,269	470	16,888	5,233	(137,265)	-
	2,373,262	742,768	281,222	964,665	101,157	(137,265)	4,325,809
Segment results excluding impairment loss	951,729	440,325	59,186	191,902	26,407	(24)	1,669,525
Impairment loss of trade receivables from an associate *(note (a))*	-	-	-	(135,000)	-	-	(135,000)
Segment results including impairment loss (operating profit)	951,729	440,325	59,186	56,902	26,407	(24)	1,534,525
Gain on disposal of equity interests in an associate *(note (b))*	-	-	-	140,000	-	-	140,000
Share of losses of associates	-	-	-	(124,982)	-	-	(124,982)
Profit before income tax							1,549,543
Income tax expense							(284,322)
Profit for the year							1,265,221

Other segment items included in the income statement are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
Depreciation	201,318	6,627	6,447	32,941	1,281		248,614
Amortisation of leasehold land	4,568	-	-	-	-		4,568

Notes:

(a) In 2007, after reviewing the payment status and performance of an associate, management has concluded that there is an impairment loss of HK$135,000,000 against the trade receivable from an associate in accordance with HKAS 39.

(b) During the year, TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of the Company disposed 217,173,552 shares, representing 20% equity interests in TVB Pay Vision Holdings Limited to Gemstone Pacific Limited at a consideration of HK$140,000,000 in cash. The Group recorded a gain amounting to HK$140,000,000 upon the completion of the transaction.

3. Segment information *(continued)*

	2006						
	Terrestrial television broadcasting *HK$'000*	Programme licensing and distribution *HK$'000*	Overseas satellite pay TV operations *HK$'000*	Channel operations *HK$'000*	Other activities *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover							
External sales	2,209,351	622,065	245,113	1,010,749	113,908	–	4,201,186
Inter-segment sales	9,247	101,597	432	13,005	5,420	(129,701)	-
	2,218,598	723,662	245,545	1,023,754	119,328	(129,701)	4,201,186
Segment results	917,680	441,017	28,187	187,280	24,653	11	1,598,828
Finance costs							(98)
Share of losses of associates	–	–	–	(163,109)	–	–	(163,109)
Profit before income tax							1,435,621
Income tax expense							(247,181)
Profit for the year							1,188,440

Other segment items included in the income statement are as follows:

Depreciation	198,114	7,178	9,687	44,948	1,278		261,205
Amortisation of leasehold land	4,568	–	–	–	–		4,568

3. Segment information *(continued)*

The segment assets and liabilities at 31 December 2007 and capital expenditure for the year ended 31 December 2007 are as follows:

	Terrestrial television broadcasting *HK$'000*	Programme licensing and distribution *HK$'000*	Overseas satellite pay TV operations *HK$'000*	Channel operations *HK$'000*	Other activities *HK$'000*	Total *HK$'000*
Segment assets	4,201,460	319,896	151,616	891,658	151,139	5,715,769
Interests in associates	164,533	-	-	(79,582)	-	84,951
Available-for-sale financial assets	-	3	-	-	-	3
Loan to investee company	-	3,190	-	-	-	3,190
Unallocated assets						446,786
Total assets						6,250,699
Segment liabilities	388,601	67,681	70,549	137,703	18,468	683,002
Unallocated liabilities						198,947
Total liabilities						881,949
Capital expenditure	214,415	3,913	5,170	12,172	3,010	238,680

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year ended 31 December 2006 are as follows:

	Terrestrial television broadcasting *HK$'000*	Programme licensing and distribution *HK$'000*	Overseas satellite pay TV operations *HK$'000*	Channel operations *HK$'000*	Other activities *HK$'000*	Total *HK$'000*
Segment assets	3,690,330	274,533	123,307	928,840	116,676	5,133,686
Interests in associates	155,595	-	-	(5,382)	-	150,213
Available-for-sale financial assets	-	3	-	-	-	3
Loan to investee company	-	6,666	-	-	-	6,666
Unallocated assets						396,573
Total assets						5,687,141
Segment liabilities	270,272	81,992	71,607	162,016	24,622	610,509
Unallocated liabilities						208,285
Total liabilities						818,794
Capital expenditure	49,956	2,538	2,851	39,402	692	95,439

3. **Segment information** *(continued)*

An analysis of the Group's turnover and segment results for the year by geographical segments is as follows:

	Turnover		Segment results	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**2,689,295**	2,548,729	**1,026,951**	990,603
Taiwan	**654,339**	743,010	**133,723**	150,066
USA and Canada	**212,721**	209,013	**120,702**	113,355
Australia	**88,442**	71,313	**9,545**	(27)
Europe	**100,694**	95,589	**26,003**	16,784
Mainland China	**183,786**	171,869	**121,741**	115,459
Malaysia and Singapore	**365,772**	331,513	**216,706**	195,891
Other countries	**30,760**	30,150	**14,154**	16,697
	4,325,809	4,201,186	**1,669,525**	1,598,828
Impairment loss of trade receivables from an associate			**(135,000)**	–
			1,534,525	1,598,828
Finance costs			**–**	(98)
Gain on disposal of equity interests in an associate			**140,000**	–
Share of losses of associates			**(124,982)**	(163,109)
Profit before income tax			**1,549,543**	1,435,621

	Total assets		Capital expenditure	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**4,667,136**	4,141,898	**220,836**	52,899
Taiwan	**588,381**	614,605	**12,060**	39,176
USA and Canada	**144,344**	102,757	**713**	957
Australia	**20,980**	15,447	**4,398**	350
Europe	**106,409**	79,520	**393**	1,829
Mainland China	**40,102**	34,406	**98**	30
Malaysia and Singapore	**135,685**	124,053	**–**	–
Other countries	**12,732**	21,000	**182**	198
	5,715,769	5,133,686	**238,680**	95,439
Interests in associates	**84,951**	150,213		
Available-for-sale financial assets	**3**	3		
Loan to investee company	**3,190**	6,666		
Unallocated assets	**446,786**	396,573		
	6,250,699	5,687,141		

4. Profit before income tax

The following items have been charged/(credited) to the profit before income tax during the year:

	2007	2006
	HK$'000	*HK$'000*
Net exchange gain	**(26,529)**	(57,670)
Loss on disposal of property, plant and equipment	**738**	872
Auditors' remuneration	**4,221**	3,623
Non-audit service fees (mainly tax services)	**1,830**	1,655
Cost of programmes, film rights, movies and stocks	**1,168,902**	1,170,761
Depreciation	**248,614**	261,205
Amortisation of leasehold land	**4,568**	4,568
Operating leases		
– equipment and transponders	**41,962**	48,286
– land and buildings	**29,719**	27,080
Employee benefit expense (excluding directors' emoluments)	**1,272,836**	1,169,257

5. Finance costs

	2007	2006
	HK$'000	*HK$'000*
Interest on overdrafts, bank loans and other loans		
– wholly repayable within five years	**-**	98

6. Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the consolidated income statement represents:

	2007	2006
	HK$'000	*HK$'000*
Current income tax:		
– Hong Kong	**211,266**	213,192
– Overseas	**58,716**	57,803
– Under provisions in prior years	**200**	155
Deferred income tax relating to the origination and reversal of temporary differences	**14,140**	(23,969)
	284,322	247,181

7. Earnings per share

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$1,263,684,000 (2006: HK$1,188,597,000) and 438,000,000 shares in issue throughout the years ended 31 December 2007 and 2006. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

8. Dividends

	2007	2006
	HK$'000	*HK$'000*
Interim dividend paid of HK$0.30 (2006: HK$0.25) per ordinary share	**131,400**	109,500
Proposed final dividend of HK$1.50 (2006: HK$1.45) per ordinary share	**657,000**	635,100
	788,400	744,600

At a meeting held on 26 March 2008, the Directors recommended a final dividend of HK$1.50 per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

9. Interests in associates

	2007	2006
	HK$'000	*HK$'000*
Investment costs	**316,127**	533,300
Less: accumulated share of losses	**(446,491)**	(538,682)
	(130,364)	(5,382)
Loans to associates	**207,224**	115,564
Interest receivables from associates	**8,091**	40,031
	84,951	150,213
Unlisted shares, at cost	**316,127**	533,300

10. Trade and other receivables, prepayments and deposits

	2007	2006
	HK$'000	*HK$'000*
Non-current portion		
Prepayment for acquiring a property	**62,482**	–
Current portion		
Receivables from:		
Associates	**349,499**	231,069
Related parties	**76,926**	63,865
Trade receivables *(note)*	**984,066**	952,998
	1,410,491	1,247,932
Less: Provision for impairment loss of receivables from:		
Associates	**(136,808)**	(1,803)
Third parties and related parties	**(75,308)**	(72,198)
Other receivables, prepayments and deposits	**139,572**	150,865
Tax reserve certificates	**67,756**	47,551
	1,405,703	1,372,347
Total	**1,468,185**	1,372,347

Note:

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

10. Trade and other receivables, prepayments and deposits *(continued)*

At 31 December 2007 and 2006, the aging analysis of the trade receivables including trading balances due from associates and related parties is as follows:

	2007 HK$'000	2006 HK$'000
Current	**480,843**	443,681
1-2 months	**274,129**	258,383
2-3 months	**165,614**	173,324
3-4 months	**88,481**	95,638
4-5 months	**49,148**	57,153
Over 5 months	**351,875**	217,491
	1,410,090	1,245,670
Trade receivables due from:		
Third parties	**984,066**	952,998
Associates and related parties	**426,024**	292,672
	1,410,090	1,245,670
Non-trading amounts due from associates and related parties	**401**	2,262
	1,410,491	1,247,932

11. Trade and other payables and accruals

	2007	2006
	HK$'000	*HK$'000*
Trade payables to:		
Associates	**4,627**	5,157
Related parties	**2,881**	109
Third parties	**140,466**	80,104
	147,974	85,370
Other payables and accruals	**520,391**	508,624
	668,365	593,994

At 31 December 2007 and 2006, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	2007	2006
	HK$'000	*HK$'000*
Current	**105,136**	48,181
1-2 months	**28,595**	22,253
2-3 months	**9,723**	8,433
3-4 months	**2,330**	3,437
4-5 months	**653**	866
Over 5 months	**1,537**	2,200
	147,974	85,370

REVIEW OF OPERATIONS

OVERVIEW

For the year ended 31 December 2007, the Group achieved a turnover of HK$4,326 million (2006: HK$4,201 million), an increase of approximately 3% over 2006. Cost of sales amounted to HK$1,764 million (2006: HK$1,778 million), a decrease of approximately 1% over 2006. As a result, gross profit for the year amounted to HK$2,562 million (2006: HK$2,423 million), an increase of approximately 6% over 2006 and gross profit percentage was 59% (2006: 58%).

Included in the cost of sales was the costs of programmes, film rights, movies and stocks which amounted to HK$1,169 million (2006: HK$1,171 million).

Selling, distribution and transmission costs amounted to HK$453 million, a similar level as in 2006 (2006: HK$451 million). General and administrative expenses amounted to HK$570 million (2006: HK$504 million), an increase of approximately 13% over 2006.

Profit before income tax for the year amounted to HK$1,550 million (2006: HK$1,436 million), an increase of approximately 8% over 2006.

The Group recorded a gain amounting to HK$140 million on the disposal of a 20% equity interests in TVB Pay Vision Holdings Limited ("TVBPVH") to Gemstone Pacific Limited, as disclosed in the interim results announcement of the Company dated 29 August 2007. Subsequent to the completion of this transaction, the Group's interests in TVBPVH has fallen to 29%.

As the performance of the associate TVBPVH continued to improve, the Group's share of its losses decreased from HK$163 million to HK$125 million for the year. However, further to a review of the trade receivables from this associate, an impairment loss in the amount of HK$135 million was recognised in the accounts for the year in accordance with the Group's accounting policy. After incorporating this impairment loss, the total carrying value comprising balances of loans and trade receivables as recorded in the balance sheet at 31 December 2007 relating to this associate amounted to HK$298 million (2006: HK$379 million).

The Group's taxation charge amounted to HK$284 million (2006: HK$247 million), an increase of approximately 15% over 2006.

Overall, the profit attributable to equity holders for the year amounted to HK$1,264 million (2006: HK$1,189 million), an increase of approximately 6% over 2006. Earnings per share was HK$2.89 (2006: HK$2.71).

SEGMENT RESULTS

Benefiting from the strong economic growth in Hong Kong, revenue under terrestrial television broadcasting, which comprised predominantly advertising revenue on Jade and Pearl channels, continued to increase. The revenue for the year rose from HK$2,219 million to HK$2,373 million, representing an increase of approximately 7%. The cost of programmes for Jade and Pearl channels which comprised the costs of self-produced TV programmes, the amortised costs of acquired film rights and other cost of sales, increased from HK$811 million to HK$877 million, representing an increase of approximately 8%. As a result, this segment contributed an operating profit of HK$952 million (2006: HK$918 million), an increase of approximately 4% over 2006.

Revenue from programme licensing and distribution which comprised predominantly licensing income from distribution of our programmes through telecast, homevideo, and new media licensing, increased from HK$724 million to HK$743 million, representing an increase of approximately 3%. The direct costs and selling and distribution expenses amounted to HK$303 million (2006: HK$283 million) and as a result, this segment recorded an operating profit of HK$440 million (2006: HK$441 million).

Revenue from overseas satellite pay TV operations which comprised revenue from our platforms in USA, Australia and Europe, showed an increase from HK$245 million to HK$281 million, representing an increase of approximately 15%, as subscriber numbers and advertising revenue continued to improve. Further, the costs under these platforms were kept under control. As a result, this segment contributed an operating profit of HK$59 million (2006: HK$28 million), an increase of approximately 111% over 2006.

Revenue from channel operations which comprised revenue from TVBS, the Taiwan channel operation; TVB8 and Xing He, the satellite TV channel operations; and the supply of the eight channels to TVB Pay Vision Limited ("TVBPV"), fell from HK$1,024 million to HK$965 million, representing a decrease of approximately 6%. TVBS recorded a decline in its revenue as adverse economic environment in Taiwan prevailed during the year. However, this decline in revenue was offset by higher revenue from the two satellite TV channel operations and higher advertising revenue derived from the eight channels supplied to TVBPV. Taking into account the impairment loss on trade receivables from TVBPV of HK$135 million, this segment contributed a combined operating profit of HK$57 million (2006: HK$187 million), representing a decrease of approximately 70%.

The percentage contribution of revenue and operating results from these business segments are set out in the charts below.


Turnover by Business Segment
2007
Terrestrial television broadcasting 55% (52%)
Programme licensing and distribution 15% (15%)
Overseas satellite pay TV operations 6% (6%)
Channel operations 22% (24%)
Other activities 2% (3%)
% relating to 2006 are shown in brackets


Segment Results by Business Segment
2007
Terrestrial television broadcasting 62% (57%)
Programme licensing and distribution 28% (27%)
Overseas satellite pay TV operations 4% (2%)
Channel operations 4% (12%)
Other activities 2% (2%)
% relating to 2006 are shown in brackets

TERRESTRIAL TELEVISION BROADCASTING

Hong Kong Advertising Revenue

Strong retail sales growth coupled with a rising property market and a bullish stock market (for a major part of 2007) contributed to the 7% growth in advertising revenue for 2007. Unlike the years when growth (or decline) was heavily influenced by property advertising, the growth in 2007 was more broad-based.

Of the ten largest spending categories, eight categories grew in spending this year. Among these large categories, the most significant growth in spending (in terms of dollar amount) came from supermarkets and banks, reflecting improved retail sales and higher demand for wealth management products.

As a result of our client development efforts targeted at the broadband service providers, Macau hotels and other properties, equestrian/Olympics promotion agencies, jewellery/watch retailers and sports-related membership clubs, strong growth was achieved among these categories. In fact, the dollar amount growth contributed by these five categories was approximately half of the total growth experienced for the whole year.

We shall continue, as a priority in 2008, our marketing activities on client development, Olympics-related products and the new digital channels. Special efforts to deliver revenue growth via new product categories are becoming increasingly important because the generally higher economic confidence within Hong Kong is being diluted by increasing fears of a global economic recession triggered by concerns over the US sub-prime mortgages.

Terrestrial Channels Performance

Jade continued to be viewers' preferred TV channel in Hong Kong. Jade, the flagship channel in Cantonese, achieved an overall weekday prime time[1] average audience share[2] of 84% (2006: 85%) among terrestrial Chinese channels, and Pearl, the English channel, achieved a weekly prime time[3] average of 79% (2006: 75%) among terrestrial English channels during the year.

The Jade Channel

2007 was a double celebration year on the occasion of the station's 40th anniversary and the 10th anniversary of the handover of Hong Kong SAR.

Jade hit new strides with innovative new formats and ground-breaking collaboration with Chinese broadcasters.

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1 *Jade's weekday prime time runs from 7 p.m. to 11 p.m.*

2 *Audience share (%) is the percentage of ratings of a particular channel over the total ratings of the base channels for a specific period of time. When calculating audience share for free-to-air terrestrial TV channels in Hong Kong, the base would be the combined TV ratings[4] (TVRs) of terrestrial Chinese channels or the combined TVRs of terrestrial English channels.*

3 *Pearl's weekly prime time runs from 7 p.m. to midnight.*

4 *TV Rating (TVR) represents the size of audience expressed as a percentage of the total TV population. For 2007, the TV population was 6,482,000, and therefore, 1 TVR represents 64,820 viewers (1% of the TV population). Ratings data source: CSM Media Research.*

On the drama front, *Heart of Greed* grew into a phenomenon and became literally talk-of-the-town with the audience widely emulating the matriarch character's self-styled aphorisms, with the finale turning into event viewing. The top-rated series honours went to the grassroots comedy *The Family Link* which spoke to desperate housewives, while male conflicts confounded *Fathers and Sons*.

Our stronger partnership with Chinese broadcasters reached another milestone with China Central Television ("CCTV") and TVB co-producing the star-studded 60-episode *The Drive of Life*. This drama series formed part of Jade's programming which commemorated the 10th anniversary of the handover of Hong Kong SAR.

Innovation spread to reality shows in our first collaboration with Hunan Satellite TV in *Strictly Come Dancing*, a ten-episode contest series featuring Hong Kong and mainland China artiste participants, which won the hearts of the Chinese audience on its national broadcast. The Chinese national mountain climbing team invited TVB to be their exclusive partner in the expedition to scale Mount Yuzhu. The five-episode celebrity reality anniversary special *Into Mt. Yuzhu* was a testimony of our team's courage and endeavour. Meanwhile, the new season of the highly-acclaimed docu-travelogue *On the Road* continued to capture the hearts and minds of our audience.

TVB developed a new format in the programme *Foodie 2 Shoes* which was co-hosted by a Taiwanese artiste and one of our own artistes, finished with a finale in Taipei. Back home, the appeal of the local adaptation of the acquired game show format *Deal or No Deal* grew with its latest season.

Annual specials remained the top draw with *TVB 40th Anniversary Gala* rightly being the highest-rated variety special of 2007, followed by *TV Awards Presentation 2007* and the *Jade Solid Gold Best 10 Awards Presentation 2006*.

To mark the station's 40th anniversary, News' critically-acclaimed four-episode compilation of *Behind the News* took a current look at the many former news anchors and their insight over the last four decades.

To pave the way for our overwhelming coverage of the Beijing Olympics, Jade launched a variety of programmes. These included game show *Challenge of the Stars*; a series on human interest and aspirational stories, featuring interviews with top Chinese athletes *My Olympic Heroes*; a series of informational programmes on the host cities *Beyond Beijing* and documentaries on how technological advancements helped to make the Beijing Olympics more environmentally friendly *(New Technology of Beijing 2008 Olympic Games)*. Equipped with the biggest broadcast centre within the Asia-Pacific Broadcasting Union ("ABU") in Beijing and an array of new digital channels, TVB's coverage in the summer of 2008 will definitely be the highlight of the year.

Top 10 Dramas on Jade Channel in 2007 by Average Ratings


Average Audience Share*
The Family Link
87%
Fathers and Sons
87%
Heart of Greed
86%
Ten Brothers
90%
On The First Beat
89%
The Green Grass of Home
90%
Dicey Business
90%
Steps
88%
The Drive of Life
90%
War and Destiny
87%
0
5
10
15
20
25
30
35
40
TVRs

*average audience share[2] among terrestrial Chinese channels

Top 10 Non-drama Programmes on Jade Channel in 2007 by Average Ratings


Average Audience Share*
TVB 40th Anniversary Gala
92%
China National Day Fireworks Display 2007
88%
TV Awards Presentation 2007
92%
26th Hong Kong Film Awards Presentation
88%
April's Fool Special
85%
Deal or No Deal (Series 2)
84%
Where Are They Now?
88%
J.S.G. Best 10 Awards Presentation 2006
83%
Foodie 2 Shoes
88%
On The Road (Series 2)
84%
0
5
10
15
20
25
30
35
40
TVRs

*average audience share[2] among terrestrial Chinese channels

The Pearl Channel

Pearl achieved remarkable ratings in 2007 with the top-rated 100 programmes on English terrestrial channels all on Pearl. Weekend blockbusters remained the audience's favourite with Movie of the Month: *Spider-Man 2* leading the chart followed by the *Harry Potter* and *Shrek* series which gained in appeal when coincided with the latest sequel's theatrical release in Hong Kong.

On weekday nights, Pearl further strengthened its upmarket, trendy, and international position by showcasing a double bill of the latest edgy US/UK drama series hits such as *Heroes* (appealing mostly to mature male audience), *Ugly Betty* (appealing to females of all ages) and the much anticipated second season of the popular *Prison Break* while building a loyal following for the weekly Japanese drama highlighted by the controversial *Mother at 14* (drawing both young and mature female audience) which was 2007's most highly-rated Asian drama on Pearl.

To capture the younger audience who enjoy reality entertainment, *America's Got Talent* made its welcome debut while female fans kept *America's Next Top Model* their perennial favourite well into its ninth season.

For those who appreciate top quality documentaries, Pearl launched the BBC's landmark HD production *Planet Earth* in all its ecological glory with critical insight into environmental protection. During 2007, our own station-produced lifestyle magazine show *Dolce Vita* ventured to cover the Swiss Watch Fair in Basel, Switzerland, bringing our audience the latest watch trends.

To reinforce its market position in 2007, the channel opted to place heavy emphasis on local and international event programming, in particular sports, to appeal to a wider audience base. One of Hong Kong's highlights of the year, the *Rugby Sevens*, returned to Pearl, winning home-grown and visiting rugby fans over a festive weekend in March. In August, Pearl

hosted the Equestrian Trials in preparation for 2008 Beijing Olympics' equestrian events to be held in Hong Kong. Pearl also telecasted matches featuring European soccer teams (such as Manchester United playing against Shenzhen) and NBA China Games 2007. Lastly, Pearl also covered the star-studded ground-breaking first Asian Film Awards which honoured Asian talent and drew international spotlight to our city.



Top 10 Programmes
on Pearl Channel in 2007 by Average Ratings
Average Audience Share*
Spider-Man 2
92%
Harry Potter and the Chamber of Secret™
93%
Harry Potter and the Sorcerer's Stone™
95%
Bean
97%
Pirates of the Caribbean: The Curse of the Black Pearl
89%
Spider-Man
88%
Shrek 2
82%
Shrek
92%
I, Robot
95%
Bruce Almighty
95%
0
5
10
15
TVRs

*average audience share' among terrestrial English channels

The New Digital Channels

HD Jade led the field and set new standards by being Hong Kong's first 24-hour high definition ("HD") TV channel. HD production is fast becoming the norm for Jade's drama, comedy and infotainment programmes. Sports programmes will fully exploit the new advances in technology culminating in all the major events of the Beijing Olympics which will be showcased in our own dedicated HD channel. Standard definition channel Jade 2 ("J2") is currently on trial broadcast and targets the younger audience group.

Digitisation

On 31 December 2007, Hong Kong made broadcasting history as we commenced digital broadcasting from our Temple Hill main transmission site using the Chinese National Standard with the advanced MPEG-4 part 10 (H.264) compression systems. As required by the Broadcasting Authority, initial coverage of the new digital transmission reached greater than 50% of the Hong Kong population.

Work has commenced on the establishment of a further five principal transmission sites around Hong Kong during 2008 to meet the regulatory requirement of at least 75% digital coverage before the start of 2009.

The result of our being able to combine digital broadcasting and new technology is that we are able to offer efficiently a full time HD service together with standard definition services in the one single multiplex accorded to us for new services by the Government.

Our first new channel, HD Jade, has received positive comments for its excellent HD picture quality, and we observe that it is now the demonstration channel of choice with major electrical retail outlets, as it enables them to show off their latest HD LCD and Plasma TVs in full splendor.

Studio infrastructure upgrade continues with the conversion to HDTV and the introduction of associated non linear editing facilities including a complete tapeless work flow for all HDTV production. This upgrading of facilities will provide opportunities for the new media business to efficiently distribute content on emerging platforms. Preparations are well advanced for the production and integration of the Beijing Olympic Games which, for the first time, will be in full HDTV. Plans to achieve 75% coverage of all households before the Olympics are well advanced.

We will commence developing new revenue streams in 2008 from all of the new digital programming, as well as from the new interactive services. As with all new services, the significance of the revenue generated is largely dependent on the penetration rate of the new services.

Commendations and Awards

International recognition for TVB's creativity and excellence in programme production and on-air promotion reached far and wide in 2007.

Documentary *Sunday Report: Give Us A Hand! Help Us Lie!* became a finalist in the Current Affairs Category in the 2007 International Emmy Awards. Also, our artiste, Bobby Au Yeung Chun Wah, became a finalist in the Best Performance by an Actor, in his performance in drama *Dicey Business*.

Another documentary: *The Pearl Report: Hong Kong's Handover – Ten Years On: Snapshots/ Greener Pastures?* won the Silver World Medal: Best News Documentary/Special category at the New York Festivals 2008.

Discovering China: Great Railway Journey took a winner in the TV Children Category in the ABU Prizes 2007. *Sunday Report: Children Left Behind* received a winning award in ABU/CASBAA/UNICEF Child Rights Award 2007.

The Rise of The Great Nations which was a programme originally produced by CCTV but re-packaged by us for distribution in the Cantonese language, won the Silver Award Promotion: Best Documentary Campaign category at the PROMAX Asia Awards 2007.

Community and Public Service

In this special year, our community and public service efforts achieved a number of successes. We surpassed our previous record by assisting local and international charitable organisations to raise HK$168 million (2006: HK$139 million) through motivating active audience participation in our fund-raising specials.

In addition to supporting charities, TVB also promotes social awareness and issues of public interest. Among these were programmes on fighting crime and corruption *(ICAC Investigators 2007)*, civil responsibilities *(Basic Law Quiz Show 2007, Singing Contest For The Promotion Of Basic Law, National Educational Quiz Show)*, protection of our environment *(EPD Special: Dress Down & Energy Saving Show, WWF Special: Ekin And Whale Sharks)* and caring for the aged *(Senior Citizen Home Safety Association Special: Care For The Elderly 2007)*.

Off screen, TVB arranged artistes and Miss Hong Kong titleholders to support community events such as Walk for Millions of The Community Chest and the annual Charity Sale of Cookies in aid of the Yan Chai Emergency Assistance Relief Fund. The Children's Festival has become a popular annual summer activity since our silver jubilee. It aims to help children spend their holidays in a meaningful way as well as to improve bonding with their parents.

We are pleased that our market position in Hong Kong's media and entertainment industry has enabled us to contribute and give back to the community.

INTERNATIONAL OPERATIONS

Programme Licensing and Distribution

During the year, the overall revenue from programme licensing and distribution recorded a 3% growth. Our major markets, namely Malaysia, mainland China and North America, continued to perform and deliver steady revenue growth.

As mentioned in our last annual report, we have begun to strategically diversify into providing content for new media and to increase the supply of titles through telecast licensing and channel distribution. These efforts are beginning to bear fruit.

In Malaysia, ASTRO All Asia Networks plc launched a near video-on-demand service with our first run dramas, providing us with a steady new revenue stream. In this market, TVB programmes gained further popularity as we increased our marketing efforts by deploying our artistes to promote drama launches. In the recent Wah Lai Toi Annual TV Awards 2007, TVB artistes reaffirmed their popularity in this key market, proving that our dramas are in strong demand. In Singapore, our multiple-year supply contract with Channel U, the free-to-air channel, expired in 2007 resulting in a decline in revenue. However, our new contract to supply new channels, for example TVB classic drama channel, and programmes for video-on-demand services to StarHub Cable Vision, Singapore's pay TV operator, started to generate a reliable revenue stream commencing in the second half of 2007. Our telecast business in mainland China continued to deliver steady growth, as we saw an increase in the number of TVB dramas approved by the State Administration for Radio, Films and Television ("SARFT") during the year. Furthermore, we continued to expand our market through video-on-demand internet café and IPTV operators. In North America, we achieved satisfactory revenue growth from our partnership with Fairchild TV and our own satellite platform. Revenue growth in these territories helped compensate the revenue decline under traditional homevideo licensing, which continued to suffer from piracy and illegal internet downloading.

In mainland China, a number of co-production projects were completed with success. Amongst the most prominent of these projects was the CCTV/TVB co-produced drama series *The Drive of Life*. The series premiered on CCTV in June 2007 and was later re-run on Hunan Satellite TV. This was the first time a TVB drama series was able to achieve primetime broadcast on national channels in mainland China.

In addition, we co-produced a lifestyle series *Market Trotter* and the programme *The 10th Anniversary of Hong Kong Reunification* with Shenzhen Satellite TV, and a celebrity contest series *Strictly Come Dancing* with Hunan Satellite TV during the year. These programmes were broadcast on Shenzhen Satellite and Hunan Satellite TV channels respectively, gaining good ratings and national following. For the first time, we co-produced beauty pageant *Miss Chinese International Pageant 2007* with Foshan TV and the programme was broadcast live on Jade and on our as well as our partners' overseas platforms falling within the same time zone.

Overseas Satellite Pay TV Operations

Our overseas satellite pay TV platforms in the USA, Australia and Europe performed satisfactorily with double-digit revenue and operating profit growth. We were able to utilise the increased supply of programmes from our production base in Hong Kong for the compilation of additional new channels to our subscribers.

USA

The number of subscribers to our five-channel Chinese package on DirecTV showed a single-digit percentage growth, despite very keen competition among the Chinese channel operators. Subscribers to our new Vietnamese-dubbed drama channel in the USA grew significantly in just 14 months since its launch. To capture the increasing demand in Mandarin programmes, a new Mandarin service with two TVB channels was launched in July 2007.

Australia

The number of subscribers to our 14-channel Chinese package achieved single-digit percentage growth, while the advertising revenue achieved double-digit percentage growth. We launched a new Mandarin package with 12 channels in July 2007 to increase our market presence in the growing Mandarin-speaking market. We shall also explore IPTV and internet TV technology to widen our distribution network and to increase our channel capacity.

Europe

While the number of subscribers to our single channel platform remained about the same as 2006, percentage growth in advertising revenue was double-digit. Our operations will expand to become a five channel pay TV platform in 2008.

Channel Operations

TVBS – Taiwan

The Taiwanese market weathered yet another year of economic setback, with the Government focusing attention on political rather than economic issues. CCI (Consumer Confidence Index) plummeted from 83.8 in November 2003 to 63.3 in November 2007, the lowest in five years. And whilst the increase in CPI (Consumer Price Index) seems to be at an acceptable 1.8% year-on-year growth, indicating that inflation was apparently not serious, a generally lower disposable household income level and a pessimistic market outlook resulted in significantly weaker consumer spending. Many businesses responded by cutting costs and Taiwan's total advertising revenue declined by 5% over 2006, with the cable TV sector down by an even more significant 5.8%[5]. As a result, TVBS' revenue suffered under this uncertain economic environment.

Taking a long term positive view, we entered into an agreement in December 2007 to acquire a new 11-storey building located in Neihu district, Taipei City, for a consideration of NT$2,598,000,000 (approximately HK$624,819,000) which has about 26,780 square meters in floor area to provide an integrated production and broadcasting base for TVBS. Plans are in place for TVBS to move into its new home towards the end of 2008 or early 2009.

TVB8 and Xing He

The overall performance of TVB8 and Xing He channels was satisfactory. It grew in both subscription and advertising revenue. This is partly attributable to co-production activities. For example, TVB8's co-productions with ASTRO in Malaysia *(Minutes to Fame 2007)* and Beijing TV *(CNY Celebration in Beijing 2007)* both earned enthusiastic local response and critical acclaim. *Mid-Autumn Show in Suzhou*, co-production with Suzhou TV was also well received.

Both TVB8 and Xing He received a boost in market coverage as a new carriage agreement with StarHub Cable Vision in Singapore took effect in the second half of 2007.

HONG KONG PAY TV BUSINESS

Supply of Channels to TVBPV

TVB continues to supply eight channels – six entertainment channels: TVB Lifestyle, TVB Drama, TVB Kids, TVB Classic, TVB Entertainment News and TVBM; and two news channels TVBN and TVBN2 – to TVBPV on an exclusive basis under a channel supply agreement.

TVB Drama showcased the latest, same season broadcast, of hit Asian series such as the Korean drama titles *Air City, Money War, Thank You*; and Taiwan idol dramas *Why Why Love, The Teen Age*. To ride on the success of local drama *Heart of Greed*, TVB Classic brought back Stardust Memories featuring dramas performed by popular Louise Li.

---

[5] *Source: AC Nielsen Taiwan*

On TVB Lifestyle, a new programme *Speak Up* organized an outdoor forum to discuss the social issues of Tin Shui Wai and received positive feedback. The highly sought after interview programme *Be My Guest* featured a number of outstanding figures and artistes ranging from the Financial Secretary to movie director and icon Ang Lee and Jet Li.

Investment in TVBPVH

TVB's interest in TVBPVH, a Hong Kong pay TV platform, had been reduced from 49% to 29%, subsequent to the disposal of a 20% stake to Gemstone Pacific Limited, an independent third party. During the year, TVB shared losses under equity accounting of HK$125 million of TVBPVH, whilst with the shared losses of 2006 was HK$163 million.

The pay channels are distributed through satellite master antenna television, the broadband service provided by Hutchison Global Communication Limited, as well as PCCW Limited's NOW TV. The improved uptake of subscribers helped to further reduce the losses of TVBPVH.

OTHER BUSINESSES

Internet Operations

We have made enhancements to our portal www.tvb.com. Our much applauded drama series *Heart of Greed* was given particularly strong coverage on our portal, following the increase in buzz on the internet over this drama. The enhanced coverage included highlights and quotes of the day, *Heart of Greed* main characters' blog, live chat room, ringtone and discussion forum.

When the TV programme *Infolink* was launched in November 2007, it was supported by a tightly integrated mini-site that encouraged viewers to comment and contribute their own content and suggestions to our site online.

Also in November, a rich TVB artistes blog featuring over 80 artistes was launched. This artiste blog, which is being updated on a regular basis, serves both as a communication tool and as a traffic generator.

We also created a daily online fashion show in support of our hit drama *War of In-laws II*. The fashion show aroused talking points about the fashion worn by the main characters. Recently, a TVB Featured Blog was launched, which highlighted the news on the acute problems caused by the snow storms in China.

These efforts contributed to an increase of over 40% in average daily traffic in 2007 when compared to 2006. We aim to substantially increase user volume, traffic volume and advertising revenue on our portal in 2008.

Magazine Publishing

2007 was a challenging year for our publication, TVB Weekly. The proliferation of free dailies had intensified the competition among the print media, which brought an adverse effect on TVB Weekly's advertising revenue. Nevertheless, our sales and marketing team enhanced its work in creative advertising services. This included tailor-made promotional events, and publication of customised booklets. Such creative services were largely welcomed by our clients and brought us increased advertising revenue. We expect these creative services to generate more revenue in 2008.

In spite of severe competition amongst magazine, TVB Weekly's unique positioning of TVB's official magazine continues to attract a large number of the station's loyal fans and television lovers in general. TVB Weekly maintained a steady circulation in 2007.

In order to expand readership and to explore more categories of advertisers, TVB Weekly recently launched a series of new regular supplements, namely TVBaby, TVBeauty and Digital Channel Guide. We also introduced a series of special on-pack premiums, such as TVBuddy special gifts and Drama Booklets. Although printing cost would increase, we believe these supplements would raise our readership, and generate advertising revenue in both the parenting product and cosmetics product categories.

Music

During the year, TVB Music Limited, a wholly-owned subsidiary, co-invested in or participated as the production house for various concerts in public arenas in Hong Kong with satisfactory results.

FINANCIAL REVIEW

Disposal Transaction

On 10 August 2007, TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with Gemstone Pacific Limited for the sale of 217,173,552 shares, representing 20% equity interests in TVBPVH at a consideration of HK$140,000,000 in cash. The transaction was completed in December 2007.

Liquidity, Financial Resources and Capital Structure

The Group's financial position continued to be strong. Total equity stood at HK$5,369 million (2006: HK$4,868 million), representing an increase of approximately 10%.

Non-current assets, comprising property, plant and equipment, leasehold land, goodwill, and investments, amounted to HK$2,232 million (2006: HK$2,259 million).

Trade and other receivables, prepayments and deposits (current portion) amounted to HK$1,406 million (2006: HK$1,372 million), representing an increase of approximately 2%. This mainly related to a higher level of billing to customers. Further to a review of the trade receivables from an associate, a provision for impairment loss of HK$135 million was made within the year.

Trade and other payables and accruals amounted to HK$668 million (2006: HK$594 million) representing an increase of approximately 12%. This was principally attributable to increase in creditors relating to additions in plant and equipment to which titles had been passed to the Group at the year end.

The Group continues to maintain a strong liquidity position. As at 31 December 2007, the Group had bank and cash balances of HK$2,141 million (2006: HK$1,597 million), an increase of approximately 34%. About 9% of the bank and cash balances were maintained in overseas subsidiaries for their daily operation. Cash and cash equivalent balances as at 31 December 2007 amounted to HK$2,009 million, of which 51% were in Hong Kong dollars, 42% in US dollars and 7% in other currencies.

The Group generally finances its operations and business development through internally generated resources. As at 31 December 2007, the Group's net current assets amounted to HK$3,277 million (2006: HK$2,752 million), representing an increase of approximately 19%. The current ratio, expressed as a percentage of current assets to current liabilities, stood at 5.42 as at 31 December 2007 (2006: 5.07).

As at 31 December 2007, the capital structure of the Company consisted of 438,000,000 ordinary shares of HK$0.05 each. There was no outstanding bank loan and other borrowings as at 31 December 2007 (2006: zero). However, for the financing of a property in Taipei, a mortgage loan and a short-term loan from a bank in Taiwan amounting to NT$1,519 million was drawn down on 14 March 2008.

The capital commitments of the Group as at 31 December 2007 were HK$1,676 million (2006: HK$821 million). These commitments included the continuation of an extensive capital expenditure programme for the development of digital terrestrial television network and HDTV production plan and an amount of HK$562 million (NT$2,338 million) for the property in Taipei.

Contingent Liabilities

As at 31 December 2007, there were guarantees given to banks amounting to HK$10 million (2006: HK$9 million) for banking facilities granted to an investee company.

The Group has received protective profits tax assessment notices from the Inland Revenue Department of Hong Kong (IRD) for the years of assessment 1998/99, 1999/2000 and 2000/01 on the profits generated by the Group's programme licensing and distribution business carried out overseas, to which the Group has objected. Out of the total amounts assessed, the Group has been granted conditional holdovers by the purchase of Tax Reserve Certificates in the amounts of HK$24 million, HK$24 million and HK$20 million for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively, whereas unconditional holdovers have been granted for the remaining assessed amounts of HK$74 million, HK$75 million and HK$66 million for the years of assessment 1998/99, 1999/2000, 2000/01 (revised) respectively. Further additional profits tax assessment notices for the year of assessment 2001/02 are expected to be issued before 31 March 2008.

The Group has filed an objection to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

Exposure to Fluctuations in Exchange Rates and Related Hedges

The Group's foreign exchange exposures comprise trading and non-trading foreign currency translation exposures. Foreign exchange trading exposures mainly arises from trade receipts from overseas customers.

The Group is also exposed to currency fluctuation on translation of the accounts of overseas subsidiaries and also on the repatriation of earnings and loans. In order to mitigate the potential impact of currency movements, the Group closely monitors its foreign exchange exposures and uses suitable hedging arrangements against significant foreign currency exposures where necessary. No forward exchange contract was entered into by the Group during the year under review.

Human Resources

The Group employed, excluding Directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 4,532 (2006: 4,557) full-time employees as at 31 December 2007.

For employment in Hong Kong, different pay schemes apply to contract artistes, sales and non-sales personnel. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated on commission based schemes. Non-sales personnel are remunerated on monthly salaries. About 26% of the Group's manpower was employed in overseas subsidiaries, and was paid on a scale and system relevant to the respective localities and legislations.

For Hong Kong employees, discretionary bonuses may be awarded as an incentive for better performance. Depending on individual's performance, a majority of the qualified personnel received discretionary bonuses between 0.75 and 1.25 of their monthly basic salaries for the year 2007.

The Group does not operate any employee share option scheme.

From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiatives.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

CORPORATE GOVERNANCE

Maintaining high standards of business ethics and corporate governance practices has always been one of the Company's core objectives. The Company believes that conducting business in an open and responsible manner serves its long-term interests and those of the shareholders.

The Board reviews the corporate governance practices adopted by the Company from time to time to comply with the increasingly stringent regulatory requirements and to meet the rising expectations of stakeholders.

The Company adopted its own code on corporate governance (TVB Code on Corporate Governance) in 2005 which complied with all the code provisions of the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), save that the Chairman is not subject to retirement by rotation (code provision A.4.2). Pursuant to Article 114(D) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation. The Board considers that this deviation is well-founded as the Chairman, being a founder of the Company, has a wealth of experience which is essential to the Board and contributes to the continued stability of the Company's business.

The Company adopted the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules ("Model Code") as the code for Directors and Senior Management in their dealings in the Company's securities.

Mr. Gordon Siu, an Independent Non-executive Director, confirmed following specific enquiry by the Company, that he had complied with the Model Code throughout the period between 10 July 2007, the date of his appointment, and 31 December 2007.

All other Directors and members of the Senior Management confirmed following specific enquiries by the Company, that they had complied with the Model Code throughout the year ended 31 December 2007.

The Company currently has four Independent Non-executive Directors. Each of the Independent Non-executive Director has given the Company a confirmation of his independence. The Company considers these Directors to be independent, under the guidelines set out in Rule 3.13 of the Listing Rules.

AUDIT COMMITTEE

The Audit Committee comprises three members. Following the resignation of Mr. Robert Sze Tsai To on 22 January 2008, the number of members of the Audit Committee falls under the minimum required by Rule 3.21 of the Listing Rules of three members. The Company is in the process of identifying a suitable candidate to fill that vacancy on a continuous basis.

The Audit Committee has reviewed with Management and the Group's auditors, PricewaterhouseCoopers, the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the annual consolidated financial statements for the year ended 31 December 2007 before such statements were presented to the Board of Directors for approval. The financial information and figures as disclosed in this announcement of the Group's results for the year ended 31 December 2007 have been agreed by the Group's auditors, PricewaterhouseCoopers.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

This results announcement is published on the Company's website at www.tvb.com and the website of Hong Kong Exchanges and Clearing Limited ("HKEx") at www.hkexnews.hk.

The Annual Report will also be available at the websites of the Company and HKEx in mid April 2008 and the printed report will be despatched to shareholders of the Company in mid April 2008.

DIVIDENDS

The Directors now recommend the payment of a final dividend of HK$1.50 per share for the 438,000,000 ordinary shares in issue in respect of the year ended 31 December 2007. Subject to shareholders' approval at the forthcoming 2008 annual general meeting of the Company to be held on 28 May 2008, the proposed final dividend will be paid on or around 5 June 2008 to shareholders who are on the Register of Members of the Company on 28 May 2008.

Together with the interim dividend of HK$0.30 per share paid on 27 September 2007, total dividend for the year will amount to HK$1.80 per share (2006: HK$1.70 per share).

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 7 May 2008 to 28 May 2008, both dates inclusive, during which period, no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfer accompanied by the relevant share certificates must be lodged with the Company's Share Registrars and Transfer Office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on 6 May 2008.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at The Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 28 May 2008 at 11:00 a.m.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 26 March 2008

As at the date of this announcement, the Board of the Company comprises the following Directors:

Executive Directors:
Sir Run Run SHAW, *G.B.M. (Executive Chairman)*
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona FONG *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin *(Alternate Director to Christina LEE LOOK Ngan Kwan)*

END